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Exhibit 12.1

SIMON PROPERTY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	For the year ended December 31,
	2006		2005		2004		2003		2002
Earnings:
Pre-tax income from continuing operations	$574,813		$369,636		$362,600		$341,795		$399,484
Add:
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	45,313		49,939		46,124		59,165		47,939
Limited partners' interest in the Operating Partnership	128,661		75,841		87,891		89,722		119,457
Minority interest in income of majority owned subsidiaries	11,524		13,743		9,687		7,277		10,498
Distributed income from less than 50% owned unconsolidated entities	53,000		66,165		45,909		42,939		37,811
Amortization of capitalized interest	5,027		2,772		2,533		1,850		1,876
Fixed Charges	985,797		932,404		769,883		696,289		684,955
Less:
Income from unconsolidated entities	(110,819)		(81,807)		(81,113)		(99,645)		(78,695)
Interest capitalization	(34,073)		(15,502)		(15,546)		(11,059)		(5,507)

Earnings	$1,659,243		$1,413,191		$1,227,968		$1,128,333		$1,217,818

Fixed Charges:
Portion of rents representative of the interest factor	9,052		8,869		7,092		5,507		4,185
Interest on indebtedness (including amortization of debt expense)	915,693		879,953		726,025		667,679		663,923
Interest capitalized	34,073		15,502		15,546		11,059		5,507
Preferred distributions of consolidated subsidiaries	26,979		28,080		21,220		12,044		11,340

Fixed Charges	$985,797		$932,404		$769,883		$696,289		$684,955

Add: Preferred Stock Dividends	77,695		73,854		42,346		55,138		64,201

Fixed Charges and Preferred Stock Dividends	$1,063,492		$1,006,258		$812,229		$751,427		$749,156

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.56	x	1.40	x	1.51	x	1.50	x	1.63	x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations including income from minority interests and our share of pre-tax income from 50%, or greater than 50%, owned unconsolidated entities which have fixed charges, and including distributed operating income from less than 50% owned unconsolidated joint ventures instead of income from the less than 50% owned unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, preferred distributions, and amortization of debt issue costs.

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  Exhibit 12.1
SIMON PROPERTY GROUP, INC. Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (in thousands)